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                                                                      EXHIBIT 12



                                 MASCOTECH, INC.
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                            PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                               6 MONTHS
                                 ENDED
                                JUNE 30,            FOR THE YEARS ENDED DECEMBER 31
                                          -------------------------------------------------
                                  1999      1998      1997      1996       1995      1994
                                --------  --------  --------  --------  ---------  --------
EARNINGS (LOSS) BEFORE INCOME
  TAXES AND FIXED CHARGES:

   Income (loss) from continuing
    operations before income
    taxes (credit),
    extraordinary item and
    cumulative effect of
    accounting change, net..... $ 85,420  $144,520  $190,290  $ 77,220  $100,280  $(264,490)

  Deduct equity in
    undistributed earnings
    of less-than-fifty-
    percent owned companies....   (5,430)   (8,530)  (46,030)  (31,650)  (29,590)   (23,350)
  Add interest on
    indebtedness, net..........   39,900    81,280    36,650    30,350    51,500     51,290
  Add amortization of debt
    expense....................    1,380     3,250       900     1,490     1,670      3,450
  Estimated interest factor
    for rentals................    1,620     3,620     2,100     6,350     7,070      6,220
                                --------  --------   -------  --------  --------  ---------
  Earnings (loss) before income
    taxes and fixed charges.... $122,890  $224,140  $183,910  $ 83,760  $130,930  $(226,880)
                                ========  ========  ========  ========  ========  =========

FIXED CHARGES:

  Interest on indebtedness,
    net........................ $ 39,890  $ 81,740  $ 36,770  $ 30,590  $ 51,690  $  51,540
  Amortization of debt
    expense....................    1,380     3,250       900     1,490     1,670      3,450
  Estimated interest factor
    for rentals................    1,620     3,620     2,100     6,350     7,070      6,220
                                --------  --------  --------  --------  --------  ---------

      Total fixed charges......   42,890    88,610    39,770    38,430    60,430     61,210
                                --------  --------  --------  --------  --------  ---------

  Preferred stock dividend
    requirement (a)............    ---       ---      10,300    21,570    21,970     14,630
                                --------  --------  --------  --------  --------  ---------

  Combined fixed charges and
    preferred stock dividends.. $ 42,890  $ 88,610  $ 50,070  $ 60,000  $ 82,400  $  75,840
                                ========  ========  ========  ========  ========  =========

RATIO OF EARNINGS TO
  FIXED CHARGES................   2.9       2.5       4.6       2.2        2.2        -- (b)
                                  ===       ===       ===       ===        ===       ===

RATIO OF EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED
  STOCK DIVIDENDS..............   2.9       2.5       3.7       1.4        1.6        -- (c)
                                  ===       ===       ===       ===        ===       ===



     (a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.
     (b) 1994 results of operations are inadequate to cover fixed charges by $288,090.
     (c) 1994 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $302,720.












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